Exhibit (a)(16)

ELECTION TO CASH OUT STOCK OPTIONS

Pursuant to the Agreement and Plan of Merger, dated as of November 29, 2010 (the “Merger Agreement”), by and among Baldor Electric Company (the “Company”), ABB Ltd (“ABB”) and Brock Acquisition Corporation (“Merger Sub”), you are being provided the opportunity to choose to have your unexercised stock options (vested and unvested) that are outstanding at the time of the closing of the merger of the Company with and into Merger Sub (the “Merger”) cancelled in exchange for a cash payment equal to $63.50 minus the exercise price of the stock option.  The payment, which will be subject to all applicable tax withholdings, would be made shortly following the closing of the Merger.  Any unexercised stock options that you choose not to have cashed out pursuant hereto will be converted into options to purchase ABB American Depositary Shares (see Exhibit A for a description of the conversion methodology and an example).

To validly elect to have your stock options exchanged for the cash payment, you must complete, sign and date this election form and return it to the Company, and the Company must receive it, no later than January 7, 2011.  If the Company does not receive your election form by 4:00 p.m. CST on January 7, 2011, your stock options will not be cashed out and will be automatically converted into an option to purchase ABB American Depositary Shares.

• You may return the completed form to us by courier at:	Stock Option Cashout c/o Gina Stafford Baldor Electric Company 5711 R. S. Boreham, Jr. St Fort Smith, AR 72901 USA

• You may return the completed form to us by mail at:	Stock Option Cashout c/o Gina Stafford Baldor Electric Company P.O. Box 2400 Fort Smith, AR 72902 USA

• You may return the completed form by fax at:	479-648-5752 or 479-648-5701 Attention: Gina Stafford

• You may scan the completed form and return it by email to:	stocktransactions@baldor.com

The method of delivery of your election form is at your own risk.  If you return the form by mail or courier, we recommend that you use a method by which you can confirm delivery to us.  If you return the form by fax or by email, you should leave sufficient time to confirm complete transmission.  No matter which delivery method you choose, you should allow sufficient time to ensure timely delivery of your election form.

If you submit multiple Elections to Cash Out Stock Options, the last Election timely received by the Company shall control.

The Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents) filed by Merger Sub with the Securities and Exchange Commission (“SEC”) on December 8, 2010, and the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by the Company with the SEC are both available at http://www.sec.gov.  If you have not already received these materials and would like copies of them, please contact Tracy Long at tlong@baldor.com. These documents contain important information about ABB, Merger Sub and ABB’s offer to purchase all of the outstanding shares of the Company’s stock and should be read carefully prior to making any election with regard to your stock options.

You are encouraged to seek financial and tax advice before making your election.

To Baldor Electric Company:

I hereby elect to surrender to the Company the stock options specified below for cancellation in exchange for the cash payment described below, reduced by all applicable tax withholdings.  I understand that my surrender of stock options constitutes my acceptance of the terms and conditions of this letter.  The Company’s acceptance of the options surrendered will constitute a binding agreement between the Company and me upon the terms and subject to the conditions contained in the Merger Agreement.

I understand that:

•                                          I will receive a payment for each share subject to the options in an amount equal to $63.50 less the exercise price of the options, reduced by all applicable tax withholdings; and

•                                          Any options I choose not to surrender in exchange for the cash payment will be converted into options with respect to ABB American Depositary Shares.

I acknowledge that the Company has advised me to consult with my own financial, legal and/or tax advisors as to the consequences of surrendering my options in exchange for the cash payment described below and that my surrender of my options is at my own discretion.

By executing this form and surrendering my stock options:

•                                          I acknowledge that the cash payment will constitute ordinary compensation income for tax purposes;

•                                          I authorize the Company to deduct any applicable tax withholding from the aggregate cash payment amount that I will receive upon payment for the options surrendered and accepted by the Company;

•                                          I authorize the Company to collect, use, transfer and share my personal information to the extent the Company deems necessary or advisable to effect the exchange and cancellation of my eligible options and make the cash payment to me;

•                                          I represent that I have not previously exercised any of the options described below and I have full power and authority to surrender the options described below; and

•                                          I acknowledge and agree that my outstanding option agreement(s) relating to the options surrendered will be terminated and that I am irrevocably releasing all my rights related to those options as of the time the Company accepts those options, and the options will not be converted to options to purchase ABB American Depositary Shares.

All authority conferred or agreed to be conferred by this election form shall not be affected by, and shall survive, my death or incapacity.  Any obligation of mine hereunder shall be binding on my heirs, personal representatives, successors and assigns.

I understand that, at any time before January 7, 2011, I may change my election with respect to my surrendered options by submitting a subsequent Election to Cash Out Options.

I hereby elect to surrender:

☐                                    All of my unexercised option(s);

OR (please mark only one box)

☐                                    Only the following unexercised option(s):

Grant Number	Grant Date	Number of Option Shares Outstanding	Exercise Price ($) Per Share

Signed:	Date:

Print Name:	Employee ID No.:

EXHIBIT A

All unvested options will become fully vested at the closing of the Merger.  Each option that you did not elect to cashout will automatically be converted into an option (the “Replacement Option”) to purchase ABB American Depositary Shares (“ABB ADS’s”).  The exercise price of the Replacement Option and number of ABB ADS’s subject to your Replacement Option will be determined using the following methodology and formula.

1.               An Option Exchange Ratio will be established by dividing the $63.50 per share purchase price for Baldor common stock by the ABB Share price, which will be determined by averaging the volume weighted average sales price for an ABB Share for the ten consecutive trading days immediately preceding the merger.

2.               The number of ABB ADS’s subject to your Replacement Option will be determined by multiplying the number of shares subject to your Baldor option by the Option Exchange Ratio (and rounding down to the nearest whole number).

3.               The per share exercise price of your Replacement Option will be determined by dividing the per share exercise price of your Baldor option immediately prior to the merger by the Option Exchange Ratio (and rounding up to the nearest whole cent).

Here is an example using hypothetical numbers to demonstrate how the conversion will work:

•                  Assume that the ABB Share price is $19.84 (determined as described in 1. above).

•                  Given an ABB Share price of $19.84, the Option Exchange Ratio would be 3.2 (determined as described in 1. above).

Calculation … $63.50 / $19.84 = 3.2

•                  If an employee had an option for 1,000 shares of Baldor stock with an exercise price of $30 per share, at the time of the merger this option would be converted to an option for 3,200 ABB ADS’s (determined as described in 2. above) at an exercise price per share of $9.38 (determined as described in 3. above).

Calculation … 1,000 x 3.2 = 3,200                  Calculation … $30 / 3.2 = $9.38

•                  Immediately before the merger, the Baldor option had a “spread” value of $33,500.

Calculation … $63.50 - $30.00 = $33.50 per share x 1,000 shares = $33,500

•                  Immediately after the merger, the converted ABB option has a “spread” value of $33,472.

Calculation … $19.84 - $9.38 = $10.46 per share x 3,200 shares = $33,472

The Replacement Option will be immediately exercisable (though there may be a period of up to five business days following the merger during which exercise of the Replacement Option may be prohibited), but all other terms that applied to your Baldor options before the merger will apply to Replacement Option.  The methodology and process for exercising the Replacement Option will be communicated to you at a later date.